UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Bonn, Paris, London, March 1, 2010

Merger of T-Mobile UK and Orange UK cleared by EU Commission

•

Green light for subsidiaries of Deutsche Telekom and France Telecom to start implementing their joint venture

•

Commitments will have no negative impact on customers or overall business synergies

•

Joint venture company will be market leader in the UK mobile market serving 29.5 million customers

Today, the European Commission informed Deutsche Telekom and France Telecom that it has granted clearance for the proposed merger of their UK-business operations. The implementation of the integration measures can start immediately. The closing of the transaction is expected in Spring .

Tim Höttges, CFO of Deutsche Telekom, said: “This is excellent news, for our customers, for our highly committed teams in the UK and for our shareholders. Now the way is clear for pooling our resources to create an outstanding high-speed mobile broadband network in one of the most competitive markets in Europe. This joint venture company is based on a significant potential of synergies which create substantial value for the two shareholders and translate directly into customer benefits. Our teams in the UK will be rolling up their sleeves to roll out these benefits.’

Gervais Pellissier, Deputy CEO and CFO of France Telecom said: “We are delighted to receive the EU clearance on our project to create a joint venture with Deutsche Telekom in the United Kingdom. This clearance will allow us to create a strong operator and to offer high-quality network and services to our customers. By drawing on the resources of Deutsche Telekom and France Telecom, and on an experienced management and staff in the United Kingdom, we are confident that we will leverage on identified synergies and generate significant value for our shareholders."

Deutsche Telekom and France Telecom offered to divest 2x15 MHz of their joint GSM spectrum (1800 MHz) by the end of 2011. Of the divested spectrum 2x10 MHz needs to be cleared by 30 September 2013 at the latest and further 2x5 MHz need to be cleared by 30 September 2015 at the latest. In addition, the existing network sharing deal with 3UK, owned by Hong Kong based Hutchison Whampoa, was reinforced.

As outlined back in September 2009, the new joint venture company is expected to generate estimated synergies with a net present value in excess of 4.0 billion euros (£3.5 billion). This continues to remain the case.

The new business will have pro forma 2009 revenues of approximately 8.5 billion euros (£7.57 billion) and EBITDA of 1.55 billion euros (£1.38 billion).

The board of the new joint venture company will have balanced representation from Deutsche Telekom and France Telecom. On the formation of the new business, Tim Höttges, CFO of Deutsche Telekom, will lead the board as non-executive chairman for two years after which time it will rotate to Gervais Pellissier for two years. The management team will be led by Chief Executive, Tom Alexander, currently CEO of Orange UK, and Richard Moat, currently CEO of T-Mobile UK, who will take on the role Chief Operating Officer.

The T-Mobile and Orange UK brands will continue to operate in the UK for at least 18 months after the completion of the transaction.

With a combined customer base of around 29.5 million the new joint venture company will be the number one player in the UK mobile market and it will be in a stronger position to invest in innovative services and to exploit new technologies. It will offer major customer benefits, including expanded network coverage, enhanced network quality for 2G and 3 G services, providing the platform for unparalleled mobile broadband offers as well as better customer proximity through a larger network of own shops and improved customer services.

About Deutsche Telekom

Deutsche Telekom is one of the leading integrated telecommunications companies worldwide with around 151 million mobile customers, around 38 million fixed-network lines and 15 million broadband lines (as of December 31,2009). The group is present in around 50 countries throughout the world with approximately 258,000 employees (as of December 31, 2009). In 2009 Deutsche Telekom generated more than half of its revenues of EUR 64.6 billion outside of Germany. Major subsidiaries in Europe include the integrated telecommunications providers OTE in Greece, Magyar Telekom in Hungary, T-Hrvatski Telekom in Croatia and Slovak Telekom in Slovakia. Regarding mobile communications, the Group has subsidiaries in Germany, the USA, the United Kingdom, Greece, the Netherlands, Austria, Poland, Czech Republic, Croatia, Hungary, Slovakia, Romania, Bulgaria, FYROM and Montenegro.

Deutsche Telekom operates three product brands: T-Home provides state-of-the-art fixed-network infrastructures, fast internet access, and innovative multimedia services such as IPTV. T-Mobile, one of the world's leading mobile service companies, provides a comprehensive portfolio of mobile voice and data services in Europe and the United States, as well as mobile broadband services, T-Mobile is exclusive partner for the Apple iPhone in Germany, The Netherlands, Hungary and Croatia. In addition, T-Mobile markets the iPhone in a further eight European countries. T-Systems, the business customer operation of Deutsche Telekom, offers integrated ICT solutions to multinational corporations.

For more information on Deutsche Telekom please visit www.telekom.com

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had in 2009 total sales of 50.9 billion euros, including its activities in the United Kingdom, and, at 31 December 2009, a customer base of almost 193 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers 131.8 million customers. At 31 December 2009, the Group had 132.6 million mobile customers and 13.5 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

About T-Mobile UK

T-Mobile is one of the world’s largest mobile operators with more than 150 million customers worldwide and is the service provider of choice for 17 million customers in the UK. T-Mobile offers a range of innovative products and services, such as Solo and the SIM-only plan and recently launched new pay monthly plans across all price points with a range of flexible boosters. T-Mobile continues to innovate with new devices such as the UK’s first Android™-based smart phone, the T-Mobile G1, and its successor the T-Mobile G2, both with access to more than 1,000 applications. T-Mobile has pioneered the mobile internet, and operates an award-winning 3G network with speeds of up to 4.5Mbps. As a pioneer of deep network sharing in the UK, T-Mobile is continuously improving population coverage for 3G services and will operate the best 3G network by the end of 2010.

For more information about T-Mobile UK, please visit www.t-mobile.co.uk

About Orange UK

Orange is the key brand of the France Telecom Group, one of the world’s leading telecommunications operators, With 131.8 million customers, the Orange brand now covers internet, television and mobile services in the majority of countries where the Group operates.

In the UK, Orange provides high quality GSM coverage to 99% of the UK population, and 3G coverage to more than 93%. At the end of December2009, Orange had more than 17.4 million customers in the UK – 16.5 million active mobile customers and approximately 900,000 fixed line internet customers. Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited.

For further information, call the Orange press office on 0870 373 1500 or visit www.orange.co.uk/newsroom

Disclaimer

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control. If these risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any responsibility for updating forward-looking statements by taking new information or future events or other matters into account.

This press release contains forward-looking statements that reflect the current views of the management of France Telecom S.A. with respect to future events. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond France Telecom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of France Telecom’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and France Telecom’s Document de Référence filed with the French Autorité des marchés financiers. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, France Telecom’s actual results, and the actual results of the proposed new joint venture, may be materially different from those expressed or implied by such statements. France Telecom cannot offer any assurance that its expectations or targets will be achieved. France Telecom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. France Telecom does not reconcile EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, France Telecom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to France Telecom’s results.

Deutsche Telekom AG Corporate Communications Tel.: +49 (0) 228 181- 4949 E-mail: presse@telekom.de Further information is available for journalists at www.telekom.com/media

France Telecom Press Contacts Corporate Press Office : + 33 1 44 44 93 93 Béatrice Mandine: beatrice.mandine@orange-ftgroup.com Bertrand Deronchaine: bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 4, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer